Filed by Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hollywood Entertainment Corporation

(Registration No. 333-122485)

On February 17, 2005, the following article was published in The Fort Worth Star-Telegram.

This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Blockbuster has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and security holders of Hollywood are advised to read these disclosure materials (and any other disclosure materials filed with the Securities and Exchange Commission when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Blockbuster with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Blockbuster may also be obtained from Blockbuster upon request by directing such request to Blockbuster’s Information Agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, NY 10022, E-mail: hollywood.info@morrow.com. Banks and brokerage firms please call: (800) 654-2468. Shareholders please call: (800) 607-0088. Noteholders please call: (800) 654-2468.

Star-Telegram 02/17/2005

CEO: Company will recast itself

By Bobby White

Blockbuster will continue to recast itself as more than just a video rental store in its fight to stay relevant against mounting competition, Chief Executive John Antioco said Wednesday.

“Let’s not forget the role desperation plays in keeping in touch with the customer,” Antioco said half-jokingly before a crowd of about 300 in Dallas.

Antioco was part of Southern Methodist University’s management briefing series at the Wyndham Anatole hotel in Dallas.

Blockbuster, based in Dallas, has launched a hostile $991.6 million bid for Hollywood Video, which reached a merger agreement with rental chain Movie Gallery in early January.

The Federal Trade Commission is investigating whether Blockbuster’s acquisition of Hollywood would violate antitrust laws.

With such an influx of competition from brick-and-mortar rental chains and major retail chains, which have cut into rentals by selling DVDs, Antioco said the purchase of Hollywood would not result in higher video rental prices.

“We are not eliminating competition,” he said.

Antioco said Blockbuster has three opportunities to regain customers: monthly rental subscriptions, movie and video game trading, and video game sales. The company has created an in-store subscription service under which customers pay a monthly fee to rent unlimited videos.

“Transforming an established brand isn’t easy,” Antioco said.

The company eliminated late fees and has launched an online DVD rental service to compete with Netflix.

Antioco said Blockbuster will invest $150 million in the online venture before it expects a profit. Antioco said the online service won’t hurt the rental business.

“Here we have this entrenched competitor,” Antioco said. “We have got to get over the possibility of cannibalizing ourself.”